SONO•TEK Corporation

2021 Annual Report

The world class provider of ultrasonic specialty coating equipment to high-tech medical, semiconductor, clean energy, and other advanced industries globally.

SONO·TEK

Global Leader in Ultrasonic Coating Systems

FY 2021 Sales: $14.8 Million

PRODUCT	
FLUXING SYSTEMS	5%
INTEGRATED COATING SYSTEMS	28%
MULTI-AXIS COATING SYSTEMS	38%
OEM	11%
OTHER	18%

MARKET	
ALTERNATIVE ENERGY	15%
INDUSTRIAL	15%
ELECTRONICS	40%
EMERGING R&D & OTHER	7%
MEDICAL	23%

GEOGRAPHY	
US & CANADA	35%
LATIN AMERICA	8%
EUROPE, MIDDLE EAST, AFRICA (EMEA)	29%
ASIA PACIFIC (APAC)	28%

SEMICONDUCTOR

MEDICAL DEVICE

FUEL CELL

FY 2021 Sales: $14.8 Million

The pie charts above demonstrate the success that Sono-Tek has had in its strategy of diversification of markets, products and geography. This has led to the development of an expanded line of ultrasonic coating products and systems that no other company can match, and which creates future growth opportunities.

Founded in 1975, Sono-Tek Corporation designs and manufactures ultrasonic coating systems that apply precise, thin-film coatings to a multitude of products for the microelectronics/electronics, alternative energy, medical and industrial markets, including specialized glass applications for lenses and electronic device surfaces.

Our environmentally-friendly ultrasonic spray systems provide high performance functional coatings, with dramatic reductions in overspray, savings in raw material, water and energy usage, improved process repeatability, transfer efficiency, high uniformity and reduced emissions.

Sono-Tek’s founder was the inventor of the ultrasonic nozzle and we remain the leader in the industry.

Five-Year Performance Highlights			Fiscal Calendar: March 1st - February 28th

($ in thousands, except employee and per share data)	FY2021		FY2020	FY2019	FY2018	FY2017
Net Sales	$14,833		$15,355	$11,610	$11,008	$9,635
Gross Profit	$6,997		$7,313	$5,249	$5,296	$4,363
Gross Margin	47.2%		47.6%	45.2%	48.1%	45.3%
Selling, General and Administrative Expense	$4,012		$4,770	$3,841	$3,635	$3,266
% of Sales	27.0%		31.1%	33.1%	33.0%	33.9%
Research and Product Development Expense	$1,645		$1,428	$1,325	$1,280	$1,276
% of Sales	11.1%		9.3%	11.4%	11.6%	13.2%
Operating Profit (Loss)	$1,340		$1,115	$82	$382	$(179)
Operating Margin	9.0%		7.3%	0.7%	3.5%	(1.9)%
Net Income	$1,121		$1,107	$162	$368	$96
Diluted Earnings Per Share	$0.07		$0.07	$0.01	$0.02	$0.01
Weighted Average Shares Outstanding - Diluted	15,672		15,359	15,219	15,095	15,018
Year End Financial Position
Cash, cash equivalents and investments	$8,647		$7,879	$5,510	$6,422	$4,899
Total Assets	$16,423		$14,743	$12,200	$11,779	$10,736
Total Debt (Long Term)	$1,002	*	$708	$871	$1,027	$1,176
Stockholders’ Equity	$10,951		$9,782	$8,585	$8,392	$7,923
Book Value Per Share	$0.71		$0.64	$0.56	$0.56	$0.53
Other Year End Data
Depreciation and Amortization	$463		$407	$332	$400	$440
Capital Expenditures	$344		$722	$547	$189	$183
Number of Employees	69		76	68	64	58

* $1M Paycheck Protection Program Loan was forgiven in the first quarter of FY2022

5

Sono-Tek’s fiscal Year 2021, ended February 28, 2021, was a year that was dominated by COVID-19. Beyond the human impacts, the pandemic significantly affected most businesses around the world, including Sono-Tek.

In March 2020, the beginning of fiscal 2021, we prepared for a decline of new sales and potential delays or cancellations of existing orders. Many adjustments to our operations were required to offset lost business opportunities due to customer lockdowns or slowdowns, and we were concerned with our own safety and navigating the federal and New York State requirements throughout the entire fiscal year. However, looking back at FY2021, it was a year of unexpected successes in many areas of the business. Overall, Sono-Tek not only weathered the COVID-19 pandemic, but its impact allowed us to uncover opportunities for new ways to conduct our business with increased efficiency and effectiveness, while at the same time, expanding our customer base and markets.

As many businesses made a massive shift to a virtual or hybrid work environment, we too made major changes in our interactions with each other, our customers, and industry partners. Fortunately, we had already been creating strong digital connections internally and with our customers before the pandemic. And our LEAN manufacturing program had grown to encompass almost all aspects of our factory and office work, so we were able to quickly shift to significant amounts of “working from home” as required throughout the year. This was fortunate because we are an “essential business”, manufacturing and supplying important medical coating equipment to customers such as cardio stent suppliers and COVID-19 test kit manufacturers. In addition, our equipment is important to semiconductor manufacturers and fuel cell manufacturers, both areas considered critical in today’s infrastructure and climate developments.

We were concerned about the cancellation of trade shows and customer sales visits, as well as how our service team would assist customers in the installation and start-up of our machines at their factories. But we, our customers, and many other companies quickly adapted to virtual sales meetings, remote installations, and of course our own internal virtual meetings. We all discovered the savings in time and travel expenses, many of which we will continue to employ going forward depending on customer preferences. As pandemic conditions improve, we plan to increase our onsite workforce attendance, with some selective hybrid remote work continuing. Safely increasing the onsite interactions of our team will be a focus, as we believe our culture and strong company connections are important reasons for our past successes and the creation of our future opportunities. And frankly, we have missed the deep personal work connections that are so important to all of us. We appreciate the efforts of all our team members in making FY2021 the surprising success that it has been, which is outlined below and in our attached 10K report.

Sales, Income, and Our Balance Sheet

By quickly changing our focus geographically and by market segment, depending on where customers were less affected, we were able to make up for a significant amount of lost sales opportunities due to COVID-19. We finished the year with $14.8M in revenue, down only 3% compared to our record high sales of last fiscal year. Our operating income of $1.3 million, was nearly the same as the previous year, because greatly reduced travel and lodging expenses offset the added costs associated with implementing Covid safety in our factory and offices.

Some of the highlights that drove our sales results this past year include the shipment of major advanced textile coating equipment to apply nano-coatings, a rapidly growing customer base for our diagnostic coating machinery and expanding our clean energy coating equipment market to include carbon capture applications. As our coating capabilities are increasingly recognized to fit many of the demands of next generation thin films, we expect to see continued successes, including the widening of the reach of our ultrasonic technology for more applications.

Our balance sheet showed significant improvement from an already strong base as cash and equivalents increased to $8.6 million from $7.9 million, while our total debt was reduced to essentially zero as we paid off the remaining mortgage on our industrial park, which we bought to provide space for future growth.

Additional details of sales by product, market segment, and geography, plus a multi-year financial comparison are shown in the charts and tables that precede our 10K report.

We expect strong demand for our products as the world recovers from the past year of COVID, and we project growth over last year in the first quarter of our new fiscal year, ending May 31, 2021. We are planning for our highest sales year ever this fiscal year as we continue to develop larger and more complex coating applications for our existing and new customers. For Sono-Tek, we believe that the best is yet to come as customers require more and more sophisticated and precise coating techniques for their product development and evolution.

Sincerely,

Christopher L. Coccio, PhD	R. Stephen Harshbarger
Chairman and Chief Executive Officer	President

7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, news releases, and other written and oral statements. These “forward-looking statements” are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations and could cause actual results to differ materially. These factors include, among other considerations, general economic and business conditions; political, regulatory, tax, competitive and technological developments affecting our operations or the demand for our products; the duration and scope of the COVID-19 pandemic; the extent and duration of the pandemic’s adverse effect on economic and social activity, consumer confidence, discretionary spending and preferences, labor and healthcare costs, and unemployment rates, any of which may reduce demand for some of our products and impair the ability of those with whom we do business to satisfy their obligations to us; our ability to sell and provide our services and products, including as a result of continued pandemic related travel restrictions, mandatory business closures, and stay-at home or similar orders; any temporary reduction in our workforce, closures of our offices and facilities and our ability to adequately staff and maintain our operations resulting from the pandemic; the ability of our customers and suppliers to continue their operations as result of the pandemic, which could result in terminations of contracts, losses of revenue; the recovery of the Electronics/ Microelectronics and Medical markets following COVID-19 related slowdowns; and further adverse effects to our supply chain; maintenance of increased order backlog, including effects of any COVID-19 related cancellations; the imposition of tariffs; timely development and market acceptance of new products and continued customer validation of our coating technologies; adequacy of financing; capacity additions, the ability to enforce patents; maintenance of operating leverage; maintenance of increased order backlog; consummation of order proposals; completion of large orders on schedule and on budget; continued sales growth in the medical and alternative energy markets; successful transition from primarily selling ultrasonic nozzles and components to a more complex business providing complete machine solutions and higher value subsystems; and realization of quarterly and annual revenues within forecasted range.

We undertake no obligation to update any forward-looking statement.

Overview

Founded in 1975, Sono-Tek Corporation designs and manufactures ultrasonic coating systems that apply precise, thin film coatings to a multitude of products for the microelectronics/electronics, alternative energy, medical and industrial markets, including specialized glass applications in construction and automotive. We also sell our products to emerging research and development and other markets. We have invested significant resources to enhance our market diversity by leveraging our core ultrasonic coating technology. As a result, we have increased our portfolio of products, the industries we serve and the countries in which we sell our products.

Our ultrasonic nozzle systems use high frequency, ultrasonic vibrations that atomize liquids into minute drops that can be applied to surfaces at low velocity providing thin layers of protective materials over a surface such as glass or metals. Our solutions are environmentally-friendly, efficient and highly reliable. They enable dramatic reductions in overspray, savings in raw material, water and energy usage and provide improved process repeatability, transfer efficiency, high uniformity and reduced emissions.

We believe product superiority is imperative and that it is attained through the extensive experience we have in the coatings industry, our proprietary manufacturing know-how and skills and our unique work force we have built over the years. Our growth strategy is to leverage our innovative technologies, proprietary know-how, unique talent and experience, and global reach to further advance the use of ultrasonic coating technologies for the microscopic coating of surfaces in a broader array of applications that enable better outcomes for our customers’ products and processes.

We are a global business with approximately 65% of our sales generated from outside the United States and Canada. Our direct sales team and our distributor and sales representative network is located in North America, Latin America, Europe and Asia. Over the last few years, we have expanded our sales capabilities by increasing the size of our direct sales force, adding new distributors and sales representatives. In addition, we have established testing labs at our distribution partner sites in China, Taiwan, Germany, Turkey, Korea and Japan, while also recently expanding our first testing lab that is co-located with our manufacturing facilities in New York. These labs provide significant value for demonstrating to prospective customers the capabilities of our equipment and enabling us to develop custom solutions to meet their needs.

Over the last decade, we have shifted our business from primarily selling our ultrasonic nozzles and components to a more complex business providing complete machine solutions and higher value subsystems to original equipment manufacturers (“OEMs”). This strategy has resulted in significant growth of our average unit selling price; with our larger machines often selling for over $300,000 and system prices sometimes reaching over $1,000,000. As a result of this transition, we have broadened our addressable market and we believe that we can grow sales on a larger scale. We expect that we will experience wide variations in both order flow and shipments from quarter to quarter.

Highlights

Highlights for fiscal 2021 include:

•	During the unprecedented year of the COVID-19 pandemic, our net sales for fiscal 2021 dipped only slightly to $14,833,000, down 3% compared with $15,355,000 for fiscal 2020. We achieved this despite numerous COVID-19 related delays and cancellations from our customers, that we estimate amounted to 20% or more of lost potential business. We attribute these strong results to the continuing success of our ongoing growth initiatives.
•	Gross profit margin for fiscal 2021 remained strong at 47.2% compared to 47.6% in fiscal 2020; due to the strength in sales and good cost control.
•	Operating margin for fiscal 2021 increased to 9.04% compared to 7.3% in fiscal 2020, due to decreased costs in sales related travel and trade shows during the COVID-19 pandemic.
•	Backlog on February 28, 2021 was up 9.5% compared to the backlog on February 29, 2020. We attribute this to our ongoing strategy for product line expansion with further customization and automation, which delivers increased value to our customer, and a higher average selling price to Sono-Tek.
•	Operating activities generated an increase of $725,000 in fiscal 2021, as cash, cash equivalents and short-term investments climbed from $7,879,000 on February 29, 2020 to $8,648,000 on February 28, 2021.
•	We repaid our mortgage debt in its entirety during fiscal 2021.
•	We applied for forgiveness of our Payroll Protection Program funding in December 2020. Our forgiveness application was approved in April 2021.
•	We have a strong balance sheet with no debt. We believe that this provides us with the financial flexibility to pursue our business strategy for growth. We believe that our strong, debt free balance sheet will allow us to aggressively pursue organic or other growth opportunities as they arise.
•	The COVID-19 pandemic accelerated sales and broadened our customer base for diagnostic coating machines, which supports the manufacturing of COVID-19 testing kits, with approximately $770,000 of equipment sold in fiscal year 2021.

Market and Geographic Diversity

We have invested significant resources to enhance our market diversity. Leveraging our core ultrasonic coating technology, we expanded our portfolio of products, the industries we serve, and the countries in which we sell our products.

Today, we serve five industries: microelectronics/electronics, medical, alternative energy, emerging research and development and other, as well as the industrial markets.

We are a geographically diverse company with a presence directly and through distributors and trade representatives, in the United States and Canada, EMEA (Europe, Middle East and Africa), APAC (Asia Pacific) and Latin America (including Mexico). In fiscal 2021, approximately 65% of sales originated outside of the United States and Canada. We established an infrastructure to drive our geographic diversity including a newly equipped application process development laboratory in APAC, a strengthened sales organization of application engineers, expanded talent on our engineering team, the latest, most sophisticated design software tools, as well as an expanded, highly trained installation and service organization.

We believe that the new products we have introduced, the new markets we have penetrated, and the expanded regions in which we now sell our products, are a strong foundation for our future sales growth and enhanced profitability.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS CONTINUED

Results of Operations

Sales and Gross Profit:

	Twelve Months Ended
	February 28,	February 29,	Change
	2021	2020	$	%
Net Sales	$14,833,000	$15,355,000	$(522,000)	(3%	)
Cost of Goods Sold	7,836,000	8,041,000	(205,000)	(3%	)
Gross Profit	$6,997,000	$7,314,000	$(317,000)	(4%	)

Gross Profit %	47.2%	47.6%

The COVID-19 pandemic reached the US in full force only two weeks into our fiscal year, resulting in our application process development labs coming to a grinding halt, and all trade shows and customer visits being canceled. Fortunately, we had been creating strong digital connections with our customers before the pandemic, enabling Sono-Tek to quickly shift our customers from in person interactions to virtual experiences in our lab, remote virtual sales meetings, and virtual machine installations. Many of our customers canceled or delayed orders during the pandemic, but our growth initiatives offset most of these cancellations, and we only experienced a 3% dip in sales. Gross profit remained stable at 47.2%.

In fiscal 2021, our sales include approximately $4,100,000 for orders that were delivered to three customers.

Product Sales:

	Twelve Months Ended
	February 28,	% of	February 29,	% of	Change
	2021	total	2020	total	$	%
Fluxing Systems	$798,000	5%	$906,000	6%	$(108,000)	(12%	)
Integrated Coating Systems	4,219,000	28%	3,599,000	23%	620,000	17%
Multi-Axis Coating Systems	5,614,000	38%	6,866,000	45%	(1,252,000)	(18%	)
OEM Systems	1,582,000	11%	1,384,000	9%	198,000	14%
Other	2,620,000	18%	2,600,000	17%	20,000	1%
TOTAL	$14,833,000		$15,355,000		$(522,000)	(3%	)

Integrated coating systems showed 17% growth due to a significant shipment of customized machinery to apply nano-coatings in the textile industry. A 12% sales dip occurred in fluxing systems in fiscal 2021 as many of these customers remained in lockdown for a significant amount of time due to COVID. Multi-Axis coating systems dropped 18% in fiscal 2021, which was impacted greatly by a $1.6 million multi-axis robot sold in fiscal 2020. Although we did receive an order for another multi-axis robot of similar value in fiscal 2021, this is not scheduled to ship until fiscal 2022.

Market Sales:

	Twelve Months Ended
	February 28,	% of	February 29,	% of	Change
	2021	total	2020	total	$	%
Electronics/Microelectronics	$5,997,000	40%	$8,486,000	55%	$(2,489,000)	(29%	)
Medical	3,369,000	23%	3,476,000	23%	(107,000)	(3%	)
Alternative Energy	2,144,000	15%	1,923,000	12%	221,000	12%
Emerging R&D and Other	1,055,000	7%	1,018,000	7%	37,000	4%
Industrial	2,268,000	15%	452,000	3%	1,816,000	402%
TOTAL	$14,833,000		$15,355,000		$(522,000)	(3%	)

The Industrial market showed 402% growth, primarily a result of an order for large multi-nozzle coating systems sold to an overseas textile manufacturer. Alternative Energy customers had several COVID lockdowns throughout the year negatively affecting fuel cell system sales, however, an increase in sales to the carbon capture market offset this dip and resulted in a 12% overall increase for the Alternative energy market. The Electronics / Microelectronics market dipped 29% due to several of our PCB fluxing customers in this market halting operations during COVID lockdowns, and a large 6-axis robot system that sold in fiscal 2020, that did not repeat in fiscal 2021.

Geographic Sales:

	Twelve Months Ended
	February 28,	February 29,	Change
	2021	2020	$	%
U.S. & Canada	$5,155,000	$4,506,000	$649,000	14%
Asia Pacific (APAC)	4,171,000	4,817,000	(646,000)	(13%	)
Europe, Middle East, Asia (EMEA)	4,287,000	4,512,000	(225,000)	(5%	)
Latin America	1,220,000	1,520,000	(300,000)	(20%	)
TOTAL	$14,833,000	$15,355,000	$(522,000)	(3%	)

In fiscal 2021, approximately 65% of sales originated outside of the United States and Canada. This compares with 71% in fiscal 2020. The increased sales to US and Canada are a result of many US companies shifting manufacturing operations back to the US, due to the operational challenges of manufacturing in foreign countries during the COVID-19 pandemic. Decreased sales to Latin America of 20% were driven by a drop in PCB fluxer sales during COVID lockdowns in Mexico and Brazil.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS CONTINUED

Operating Expenses:

	Twelve Months Ended
	February 28,	February 29,	Change
	2021	2020	$	%
Research and product development	$1,645,000	$1,428,000	$217,000	15%
Marketing and selling	2,790,000	3,403,000	(613,000)	(18%	)
General and administrative	1,222,000	1,367,000	(145,000)	(11%	)
Total Operating Expenses	$5,657,000	$6,198,000	$(541,000)	(9%	)

Research and Product Development:

Research and product development costs increased $217,000 to $1,645,000 for fiscal 2021 due to increased salaries and related costs. In the prior fiscal year, some of our personnel were assigned to specific customer sales orders and the associated research and development costs were recorded in inventory, as incurred.

Marketing and Selling:

Marketing and selling costs decreased $613,000 to $2,790,000 for fiscal 2021 due to decreases in commissions, travel and trade show expenses.

During fiscal 2021, we expended approximately $621,000 for commissions as compared with $865,000 for the prior fiscal year, a decrease of $244,000. The decrease in commission expense is primarily the result of a decrease in international sales being generated by our external distributors, which are commissioned at a higher rate than our in-house sales team.

During fiscal 2021, we expended approximately $78,000 for advertising and trade show expense compared with $297,000 for the prior fiscal year, a decrease of $219,000.

During fiscal 2021, we expended approximately $9,000 for travel expense compared with $153,000 for the prior fiscal year, a decrease of $144,000.

General and Administrative:

General and Administrative costs decreased $145,000 to $1,222,000 for fiscal 2021 due to decreases in stock based compensation expense, bank fees, bad debt expense and accrued COVID-19 mandated sick time. These decreases were partially offset by increased health insurance premiums and annual meeting and proxy expenses related to the COVID-19 outbreak.

Operating Income:

Our operating income increased $225,000, to $1,340,000 in fiscal 2021 compared with $1,115,000 for the prior fiscal year. Decreased gross profit offset by a larger decrease in operating expenses were key factors in the improvement of operating income in fiscal 2021. Operating margin for fiscal 2021 increased to 9.0% compared with 7.3% in the prior fiscal year. As a percentage of net sales, operating expenses were down 200 basis points to 38% in fiscal 2021 compared with 40% in fiscal 2020. As COVID-19 conditions improve, many of these costs are expected to increase when sales and marketing related activities re-open for travel and trade shows.

Interest Expense:

Interest expense increased to $40,000 for fiscal 2021 as compared with $33,000 for the prior fiscal year. The current year’s interest expense of $40,000 includes a mortgage prepayment penalty of $14,000. In December 2020, the Company paid the entire outstanding principal balance due on its mortgage.

Interest and Dividend Income:

Interest and dividend income decreased $79,000 to $23,000 for fiscal 2021 as compared with $102,000 for the prior fiscal year. The decrease in interest and dividend income is due to the reallocation of our investments into US Treasury securities and certificates of deposit. Our present investment policy is to invest excess cash in highly liquid, low risk US Treasury securities and certificates of deposit. At February 28, 2021, the majority of our holdings are rated at or above investment grade.

Income Tax Expense:

We recorded income tax expense of $227,000 for fiscal 2021 compared with $106,000 for the prior fiscal year. The increase in income tax expense in fiscal 2021 is due to a decrease in available research and development credits.

Net Income:

Net income increased by $14,000 to $1,121,000 for fiscal 2021 compared with $1,107,000 for the prior fiscal year.

For fiscal 2021 and 2020, we do not believe that our sales revenue or net income has been affected by the impact of inflation or changing prices.

Impact of COVID-19

In December 2019, the COVID-19 outbreak occurred in China and has since spread to other parts of the world. On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic and recommended containment and mitigation measures. On March 13, 2020, the United States declared a national emergency concerning the outbreak. Along with these declarations, extraordinary and wide-ranging actions have been taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions across the United States and the world. These actions include quarantines, social distancing and “stay-at-home” orders, travel restrictions, mandatory business closures and other mandates that have substantially restricted individuals’ daily activities and curtailed or ceased many businesses’ normal operations.

In response to the pandemic and these actions, we began implementing changes in our business in March 2020 to protect our employees and customers:

•	We implemented social distancing and other health and safety protocols.
•	We have flexed the workforce in our manufacturing operations based on business needs, including the addition of a second shift and the implementation of remote, alternative and flexible work arrangements.
•	We have enhanced cleaning and sanitary procedures.
•	We temporarily eliminated domestic and international travel.
•	We restricted access to our facilities to only employees and essential non-employees with strict protocols.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS CONTINUED

While all of these measures have been necessary and appropriate, they may result in additional costs and may adversely impact our business and financial performance. As our response to the pandemic evolves, we may incur additional costs and will potentially experience adverse impacts to our business, each of which may be significant. In addition, an extended period of remote work arrangements could impair our ability to effectively manage our business, and introduce additional operational risks, including, but not limited to, cybersecurity risks and increased vulnerability to security breaches, cyber-attacks, computer viruses, ransomware, or other similar events and intrusions. We may experience, decreases in demand and customer orders for our products in all sales channels, as well as temporary disruptions and closures of our facilities due to decreased demand and government mandates.

COVID-19 has also impacted various aspects of the supply chain as our suppliers experience similar business disruptions due to operating restrictions from government mandates. We continue to monitor procurement of raw materials and components used in the manufacturing, distribution and sale of our products, but continued disruptions in the supply chain due to COVID-19 may cause difficulty in sourcing materials or unexpected shortages or delays in delivery of raw materials and components, and may result in increased costs in our supply chain.

We have implemented plans to reduce spending in certain areas of our business, including reductions or delays in capital expenditures, reduced trade show participation costs, reduced travel expenditures and may need to take additional actions to reduce spending in the future.

We are closely monitoring and assessing the impact of the pandemic on our business. The extent of the impact on our results of operations, cash flow, liquidity, and financial performance, as well as our ability to execute near- and long-term business strategies and initiatives, will depend on numerous evolving factors and future developments, which are highly uncertain and cannot be reasonably predicted.

Given the inherent uncertainty surrounding COVID-19, we expect the pandemic may continue to have an adverse impact on our business in the near term. Should these conditions persist for a prolonged period, the COVID-19 pandemic, including any of the above factors and others that are currently unknown, may have a material adverse effect on our business, results of operations, cash flow, liquidity, and financial condition.

Liquidity and Capital Resources

Working Capital – Our working capital increased $1,729,000 to $8,902,000 at February 28, 2021 from $7,173,000 at February 29, 2020. The increase in working capital was primarily the result of the current period’s net income and non-cash charges partially offset by purchases of equipment and repayment of long-term debt.

We aggregate cash and cash equivalents and marketable securities in managing our balance sheet and liquidity. For purposes of the following analysis, the total is referred to as “Cash.” At February 28, 2021 and February 29, 2020, our working capital included:

	February 28, 2021	February 29, 2020	Cash Increase
Cash and cash equivalents	$4,084,000	$3,660,000	$424,000
Marketable securities	4,564,000	4,219,000	345,000
Total	$8,648,000	$7,879,000	$769,000

The following table summarizes the accounts and the major reasons for the $769,000 increase in “Cash”:

	Impact on Cash	Reason
Net income, adjusted for non-cash items	$1,593,000	To reconcile increase in cash.
Accounts receivable increase	(828,000)	Timing of cash receipts.
Inventories increase	(306,000)	Required to support backlog.
Accounts payable and accrued expenses increase	763,000	Timing of disbursements
Customer deposits decrease	(482,000)	Timing of shipments.
Repayment of long term debt	(708,000)	Repayment of debt.
Note payable proceeds	1,002,000	Paycheck Protection Program loan proceeds.
Equipment purchases	(344,000)	Equipment and facilities upgrade.
Capital expenditure grant proceeds	100,000	Receipt of grant proceeds.
Other-net	(21,000)	Timing of disbursements.
Net increase in cash	$769,000

Stockholders’ Equity – Stockholders’ equity increased $1,169,000 from $9,782,000 at February 28, 2020 to $10,951,000 at February 28, 2021. The increase was a result of the current year’s net income of $1,121,000 and $48,000 in additional equity related to stock based compensation awards. The details of stock based compensation are explained in Note 4 in our financial statements.

Operating Activities – We generated $725,000 of cash in our operating activities in fiscal 2021 compared with generating $3,254,000 in fiscal 2020. The decrease in cash generated by operating activities was mostly the result of increased accounts receivable, inventories, and decreased customer deposits. These uses of cash were partially offset by increased accounts payable and accrued expenses.

Investing Activities – In fiscal 2021, cash used in investing activities was $595,000 compared with their using $2,576,000 of cash in fiscal 2020. Capital spending in fiscal 2021 was $344,000 for the purchase or manufacture of equipment, furnishings and leasehold improvements and patent costs. This compares with $722,000 for the purchase of equipment and furnishings in fiscal 2020.

In fiscal 2021 we used $344,000 for the purchase of marketable securities compared with $1,854,000 for the purchase of marketable securities in fiscal 2020.

In fiscal 2021 we received $100,000 in grant proceeds from the utility which provides our electricity as a result of our completion of certain energy efficiency related improvements.

Financing Activities – In fiscal years 2021 and 2020, we used $708,000 and $163,000 in cash, respectively, for the principal payments on our mortgage.

Bank Credit Facilities:

We currently have a revolving credit line of $1,500,000 and a $750,000 equipment purchase facility, both of which are with a bank. The revolving credit line is collateralized by the Company’s accounts receivable and inventory. The revolving line of credit is payable on demand and must be retired for a 30-day period, once annually. As of February 28, 2021, there were no outstanding borrowings under the line of credit.

As of February 28, 2021, $849,000 of the Company’s credit line was being utilized to collateralize letters of credit issued to customers that have remitted cash deposits to the Company on existing orders. The unused portion of the credit line was $651,000 as of February 28, 2021. The letters of credit expire at various times in the fiscal year ending February 28, 2022.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS CONTINUED

Paycheck Protection Program Loan

During fiscal 2021, we entered into a loan transaction pursuant to which we received proceeds of $1,001,640 (the “PPP Loan”) under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying companies and is administered by the U.S. Small Business Administration (the “SBA”).

The PPP Loan was evidenced by a promissory note (the “Note”), between the Company and M&T Bank, (the “Bank”). The Note had a two-year term, accrued interest at the rate of 1.0% per annum, and was prepayable at any time without payment of any premium. No payments of principal or interest were due during the six-month period beginning on the date of the Note. Beginning on the seventh month following the date of the Note, we were required to make 18 monthly payments of principal and interest in the amount of $56,370.

Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loan granted under the PPP, with such forgiveness to be determined, subject to limitations, based on the use of the loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. However, at least 75 percent of the PPP Loan proceeds must be used for eligible payroll costs. The terms of any forgiveness may also be subject to further requirements in any regulations and guidelines the SBA may adopt.

The Company applied for forgiveness of the PPP Loan in December 2020. On April 1, 2021, the Company received notice from the Bank that the Bank had received confirmation from the SBA that the application for forgiveness of the PPP Loan had been approved. The loan forgiveness request in the amount of $1,001,640 was applied to the Company’s entire outstanding PPP Loan balance with the Bank.

Off - Balance Sheet Arrangements

We do not have any Off - Balance Sheet Arrangements as of February 28, 2021.

Critical Accounting Policies

The discussion and analysis of the Company’s financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and may potentially result in materially different results under different assumptions and conditions. As of February 28, 2021, management believes that there are no critical accounting policies applicable to the Company that are reflective of significant judgments and or uncertainties.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company uses a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2021 and February 29, 2020, there were no accruals for uncertain tax positions.

Stock-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model. ASC 718 is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility and expected option lives to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. ASC 718 requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services.

Impact of New Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes.” The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The ASU will be effective for the Company on March 1, 2021, with early adoption permitted, and is not expected to have a significant impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments. Codification Improvements to Topic 326, Financial Instruments – Credit Losses, have been released in November 2018 (2018-19), November 2019 (2019-10 and 2019-11) and a January 2020 Update (2020-02) that provided additional guidance on this Topic. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For SEC filers meeting certain criteria, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For SEC filers that meet the criteria of a smaller reporting company (including this Company) and for non-SEC registrant public companies and other organizations, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently in the process of its analysis of the impact of this guidance on its consolidated financial statements and does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosures, modifies certain disclosures and adds additional disclosures. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. Early adoption is permitted. The Company adopted the new standard on March 1, 2020, and the adoption did not have a material impact on its consolidated financial statements.

Other than Accounting Standards Update (“ASU”) 2019-12, ASU 2016-13 and ASU 2018-13 discussed above, all new accounting pronouncements issued but not yet effective have been deemed to be not applicable to the Company. Hence, the adoption of these new accounting pronouncements, once effective, is not expected to have an impact on the Company.

17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sono-Tek Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation (the “Company”) as of February 28, 2021, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2021, and the results of its operations and its cash flows for the year ended February 28, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Critical Audit Matter Description	As discussed in Notes 1 and 3 to the financial statements, the Company recognizes revenue when the customer obtains control of promised goods or services in an amount that reflects the consideration they expect to receive in exchange for those goods or services. The Company’s product and service offerings are customized to meet specific customer needs. There is significant judgment exercised by the Company in determining revenue recognition which includes (i) determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together (ii) the pattern of delivery (i.e. timing of when revenue is recognized) for each distinct performance obligation (iii) identification and treatment of agreed upon customer terms that may impact the timing and amount of revenue recognized.
How We Addressed the Matter in Our Audit	To test the accounting we evaluated management’s significant accounting policies related to these customer agreements for reasonableness included in Note 3. We selected a sample of customer agreements and performed the following procedures (i) Obtained and read source documents for each selection (ii) tested management’s identification and treatment of agreed upon terms (iii) assessed the terms in the customer agreement and evaluated the appropriateness of management’s application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions (iv) we evaluated the reasonableness of management’s determination of the performance obligation (v) we tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

We have served as the Company’s auditor since 2020.

East Hanover, New Jersey

May 27, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sono-Tek Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation (the “Company”) as of February 29, 2020, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2012.

New York, NY

May 29, 2020

19

SONO-TEK CORPORATION

CONSOLIDATED BALANCE SHEETS

	February 28,	February 29,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$4,084,078	$3,659,551
Marketable securities	4,563,470	4,219,240
Accounts receivable (less allowance of $56,123 and $71,000, respectively)	1,757,802	929,701
Inventories, net	2,611,106	2,381,891
Prepaid expenses and other current assets	151,316	153,698
Total current assets	13,167,772	11,344,081

Land	250,000	250,000
Buildings, net	1,575,135	1,654,061
Equipment, furnishings and leasehold improvements, net	1,075,190	1,212,578
Intangible assets, net	95,456	106,291
Deferred tax asset	259,838	176,314

TOTAL ASSETS	$16,423,391	$14,743,325

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$1,294,483	$668,721
Accrued expenses	1,750,916	1,613,409
Customer deposits	1,166,541	1,648,690
Current maturities of long term debt	—	169,716
Income taxes payable	53,567	70,621

Total current liabilities	4,265,507	4,171,157

Deferred tax liability	205,562	251,761
Long term debt, less current maturities	1,001,640	538,000

Total Liabilities	5,472,709	4,960,918

Commitments and Contingencies (Note 10)	—	—

Stockholders’ Equity
Common stock, $.01 par value; 25,000,000 shares authorized, 15,452,656 and 15,348,180 issued and outstanding, respectively	154,527	153,482
Additional paid-in capital	9,064,994	9,018,406
Accumulated earnings	1,731,161	610,519

Total stockholders’ equity	10,950,682	9,782,407

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$16,423,391	$14,743,325

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended
	February 28,	February 29,
	2021	2020
Net Sales	$14,832,877	$15,354,619
Cost of Goods Sold	7,835,837	8,041,378
Gross Profit	6,997,040	7,313,241

Operating Expenses
Research and product development	1,644,598	1,427,543
Marketing and selling	2,789,880	3,403,133
General and administrative	1,222,101	1,367,073
Total Operating Expenses	5,656,579	6,197,749

Operating Income	1,340,461	1,115,492

Other Income (Expense):
Interest Expense	(39,843)	(33,038)
Interest and Dividend Income	22,558	101,592
Other Income	24,691	29,401
Income before Income Taxes	1,347,867	1,213,447

Income Tax Expense	227,225	106,005

Net Income	$1,120,642	$1,107,442

Basic Earnings Per Share	$.07	$.07

Diluted Earnings Per Share	$.07	$.07

Weighted Average Shares – Basic	15,428,411	15,302,367

Weighted Average Shares – Diluted	15,672,253	15,359,088

See accompanying notes to consolidated financial statements.

21

SONO-TEK CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED FEBRUARY 28, 2021 AND FEBRUARY 29, 2020

	Common Stock Par Value $.01		Additional Paid – In	Accumulated (Deficit)	Total Stockholders’
	Shares	Amount	Capital	Earnings	Equity
Balance – February 28, 2019	15,197,563	$151,976	$8,929,607	$(496,923)	$8,584,660
Stock based compensation expense			90,305		90,305
Exercise of stock options	150,617	1,506	(1,506)		—
Net Income				1,107,442	1,107,442
Balance – February 29, 2020	15,348,180	$153,482	$9,018,406	$610,519	$9,782,407

Stock based compensation expense			47,633		47,633
Exercise of stock options	104,476	1,045	(1,045)		—
Net Income				1,120,642	1,120,642
Balance – February 28, 2021	15,452,656	$154,527	$9,064,994	$1,731,161	$10,950,682

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	February 28,	February 29,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,120,642	$1,107,442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	463,076	406,731
Stock based compensation expense	47,633	90,305
Bad debt expense	—	25,000
Inventory reserve	91,000	(77,098)
Deferred tax expense	(129,723)	36,707
(Increase) Decrease in
Accounts receivable	(828,100)	443,190
Inventories	(305,790)	(646,777)
Prepaid expenses and other assets	2,382	241,307
(Decrease) Increase in:
Accounts payable and accrued expenses	763,269	1,063,730
Customer deposits	(482,149)	499,132
Income taxes payable	(17,054)	64,349
Net Cash Provided by Operating Activities	725,186	3,254,018

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment, furnishings and leasehold improvements	(344,353)	(722,241)
Patent costs paid	(6,000)	—
Capital expenditure grant proceeds	100,000	—
Sale (purchase) of marketable securities, net	(344,230)	(1,853,534)
Net Cash (Used In) Investing Activities	(594,583)	(2,575,775)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable - bank	1,001,640	—
Repayment of long-term debt	(707,716)	(162,815)
Net Cash Provided By (Used In) Financing Activities	293,924	(162,815)

NET INCREASE IN CASH AND CASH EQUIVALENTS	424,527	515,428

CASH AND CASH EQUIVALENTS:
Beginning of year	3,659,551	3,144,123
End of year	$4,084,078	$3,659,551

Supplemental Cash Flow Disclosure:
Interest Paid	$39,843	$33,038
Income Taxes Paid	$374,004	$4,948

See accompanying notes to consolidated financial statements.

23

SONO-TEK CORPORATION

NOTE 1: BUSINESS DESCRIPTION

Sono-Tek Corporation (the “Company”, “Sono-Tek”, “We” or “Our”) was incorporated in New York on March 21, 1975. We are the world leader in the design and manufacture of ultrasonic coating systems for applying precise, thin film coatings to protect, strengthen or smooth surfaces on parts and components for the microelectronics/electronics, alternative energy, medical, industrial and emerging research & development/other markets. We design and manufacture custom-engineered ultrasonic coating systems and also provide patented nozzles and generators for manufacturers’ equipment.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Advertising Expenses – The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expense for fiscal 2021 and fiscal 2020 was $78,206 and $297,297, respectively.

Accounts Receivable, net – In the normal course of business, the Company extends credit to customers. Accounts receivable, less the allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. The Company records a bad debt expense/allowance based on management’s estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectability on an individual basis.

Cash and Cash Equivalents – Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less.

Consolidation – The accompanying consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Industrial Park, LLC (“SIP”) in conformity with generally accepted accounting principles in the United States (“GAAP”). SIP operates as a real estate holding company for the Company’s real estate operations. All intercompany accounts and transactions have been eliminated in consolidation.

Earnings Per Share – Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock under the treasury stock method.

Equipment, Furnishings and Leasehold Improvements – Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Fair Value of Financial Instruments – The Company applies Accounting Standards Codification (“ASC”) 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts of financial instruments reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair values of financial assets of the Company were determined using the following categories at February 28, 2021 and February 29, 2020, respectively:

	Level 1	Level 2	Level 3	Total
Marketable Securities – February 28, 2021	$4,261,927	$301,543	$—	$4,563,470
Marketable Securities – February 29, 2020	$3,565,629	$653,611	$—	$4,219,240

Marketable Securities include certificates of deposit and US Treasury securities, totaling $4,563,470 and $4,219,240 that are considered to be highly liquid and easily tradeable as of February 28, 2021 and February 29, 2020, respectively. US Treasury securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 and certificates of deposit are classified as Level 2 within the Company’s fair value hierarchy. The Company’s marketable securities are considered to be trading securities as defined under ASC 320 “Investments – Debt and Equity Securities.”

Grant Proceeds – The Company was awarded a $100,000 Wired Innovations Center grant in June 2019 from the utility that provides its electricity service. Proceeds of the grant were conditioned upon the Company’s successful completion of certain energy efficiency related improvements. In addition, the grant was subject to certain other requirements and was provided on a reimbursement basis only. The Company expended approximately $580,000 related to these improvements during the fiscal year ended February 29, 2020. During the second quarter of fiscal 2021, the Company received the $100,000 grant in its entirety.

25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

The Company has concluded that this grant is not within the scope of ASC 606, as it does not meet the definition of a contract with a “customer”. The Company has further concluded that Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition also does not apply, as the Company is a business entity and the grant is from a public utility. Grants and related receivables are recognized when there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. The Company has applied the grant proceeds against the cost of the capitalized improvements applicable to the grant, reducing the carrying value and the related depreciation expense going forward.

Income Taxes – The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company uses a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2021 and February 29, 2020, there were no accruals for uncertain tax positions.

Intangible Assets – Include costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents. The accumulated amortization of patents is $181,922 and $171,210 at February 28, 2021 and February 29, 2020, respectively. Annual amortization expense of such intangible assets is expected to be approximately $11,000 per year for the next five years.

Inventories – Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Management compares the cost of inventory with the net realizable value and, if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventory is reviewed for potential write-down for estimated obsolescence or unmarketable inventory based upon forecasts for future demand and market conditions.

Land and Buildings – Land and buildings are stated at cost. Buildings are being depreciated by use of the straight-line method based on an estimated useful life of forty years.

Long-Lived Assets – The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment losses were identified or recorded in the twelve months ended February 28, 2021 and February 29, 2020 on the Company’s long-lived assets.

Management Estimates – The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

New Accounting Pronouncements – In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes.” The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The ASU became effective for the Company on March 1, 2021, with early adoption permitted, and is not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments. Codification Improvements to Topic 326, Financial Instruments – Credit Losses, have been released in November 2018 (2018-19), November 2019 (2019-10 and 2019-11) and a January 2020 Update (2020-02) that provided additional guidance on this Topic. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For SEC filers meeting certain criteria, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For SEC filers that meet the criteria of a smaller reporting company (including this Company) and for non-SEC registrant public companies and other organizations, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently in the process of its analysis of the impact of this guidance on its consolidated financial statements and does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosures, modifies certain disclosures and adds additional disclosures. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. Early adoption is permitted. The Company adopted the new standard on March 1, 2020, and the adoption did not have a material impact on its consolidated financial statements.

Other than Accounting Standards Update (“ASU”) 2019-12, ASU 2016-13 and ASU 2018-13 discussed above, all new accounting pronouncements issued but not yet effective have been deemed to be not applicable to the Company. Hence, the adoption of these new accounting pronouncements, once effective, is not expected to have an impact on the Company.

Product Warranty – Expected future product warranty expense is recorded when the product is sold.

Reclassifications – Where appropriate, prior year’s financial statements reflect reclassifications to conform to the current year’s presentation.

Research and Product Development Expenses – Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company’s existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred.

Revenue Recognition – The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services.

Shipping and Handling Costs – Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

Stock-Based Compensation – The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. ASC 718 requires the recognition of the fair value of stock compensation expense on a straight line basis over the requite service period, based on the terms of the award in net income. The Company accounts for forfeitures as they occur. Although every effort is made to ensure the accuracy of the Company’s estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact the Company’s financial statements for each respective reporting period.

Uncertainties – Since early 2020, when the World Health Organization established the transmissible and pathogenic coronavirus a global pandemic, there have been business slowdowns. The outbreak of such a communicable disease has resulted in a widespread health crisis which has adversely affected general commercial activity and the economies and financial markets of many countries, including the United States. As the outbreak of the disease has continued through fiscal 2021 and into fiscal 2022, the measures taken by the governments of countries affected has adversely affected the Company’s business, financial condition, and results of operations. The pandemic had a slight adverse impact on sales and the demand for products in fiscal 2021, resulting in sales that were less than expected at the beginning of fiscal 2021. The Company expects the pandemic to continue to have an adverse impact during fiscal 2022.

NOTE 3: REVENUE RECOGNITION

A majority of the Company’s sales revenue is derived primarily from short term contracts with customers, which, on average, are in effect for less than twelve months. Sales revenue from manufactured equipment transferred at a single point in time accounts for a majority of the Company’s revenue.

Sales revenue is recognized when control of the Company’s manufactured equipment is transferred to its customers in an amount that reflects the consideration the Company expects to receive based upon the agreed transaction price. The Company’s performance obligations are satisfied when its customers take control of the purchased equipment, which is based on the contract terms. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a sale is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment nor does it grant price adjustments after a sale is complete.

The Company does not capitalize any sales commission costs related to the acquisition of a contract. All commissions related to a performance obligation that are satisfied at a point in time are expensed when the customer takes control of the purchased equipment.

The Company applies the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one-year or less. They apply the transition practical expedient in paragraph ASC 606-10-65-1(f)(3) and does not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when we expect to recognize that amount as revenue.

At February 28, 2021, the Company had received $1,167,000 in cash deposits, and had issued Letters of Credit in the amount of $849,000 to secure these cash deposits. At February 28, 2021, the Company was utilizing $849,000 of its available credit line to collateralize these letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

At February 29, 2020, the Company had received $1,649,000 in cash deposits for customer orders. During the year ended February 28, 2021 the Company recognized $1,567,000 of these deposits as revenue.

At February 28, 2019, the Company had received $1,150,000 in cash deposits for customer orders. During the year ended February 29, 2020 the Company recognized $1,108,000 of these deposits as revenue.

The Company’s sales revenue, by product line is as follows:

	Twelve Months Ended
	February 28,		February 29,
	2021	% of total	2020	% of total
Fluxing Systems	$798,000	5%	$906,000	6%
Integrated Coating Systems	4,219,000	28%	3,599,000	23%
Multi-Axis Coating Systems	5,614,000	38%	6,866,000	45%
OEM Systems	1,582,000	11%	1,384,000	9%
Other	2,620,000	18%	2,600,000	17%
TOTAL	$14,833,000		$15,355,000

NOTE 4: STOCK-BASED COMPENSATION

Stock Options – Under the 2013 Stock Incentive Plan, as amended (the “2013 Plan”), options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 2,500,000 shares of the Company’s common stock. Under the 2013 Plan options expire ten years after the date of grant. As of February 28, 2021, there were 460,959 options outstanding under the 2013 plan.

Under the 2003 Stock Incentive Plan, as amended (the “2003 Plan”), until May 2013, options were available to be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company’s common shares. As of February 28, 2021, there were 47,500 options outstanding under the 2003 Plan, under which no additional options may be granted.

Under the 2013 Stock Incentive Plan, option prices must be at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in the plan or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three-year period during the term of the option, and terminating at a stipulated period of time after an employee’s termination of employment.

During fiscal 2021, the Company granted options to acquire 60,500 shares to employees exercisable at prices ranging from $3.70 to $4.45 and options to acquire 20,000 shares to the non-employee members of the board of directors with an exercise price of $3.70. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2021 had a combined weighted average grant date fair value of $2.20 per share.

29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

During fiscal 2020, the Company granted options to acquire 17,500 shares to employees exercisable at prices ranging from $2.10 to $2.65, options to acquire 20,000 shares to the non-employee members of the board of directors with an exercise price of $2.65 and options for 200,000 shares to an officer and director exercisable at prices of ranging from $2.45 to $2.65. The options granted to employees and directors vest over three years and expire in ten years. The options granted to the officer vested upon grant and expire in ten years. The options granted by the Company during fiscal 2020 had a combined weighted average grant date fair value of $0.34 per share.

A summary of the activity of both plans for fiscal 2021 and fiscal 2020 is as follows:

			Weighted Average
	Stock Options		Exercise Price $		Remaining
	Outstanding	Exercisable	Outstanding	Exercisable	Term - Years
Balance - February 28, 2019	588,000	171,000	$1.10	$0.85	4.70
Granted	237,500		2.55
Exercised	(231,333)		(0.88)
Cancelled	(2,500)		(1.17)
Balance - February 29, 2020	591,667	339,250	$1.77	$2.03	7.59

Granted	80,500		$4.05
Exercised	(161,208)		(1.05)
Cancelled	(2,500)		(2.55)
Balance - February 28, 2021	508,459	333,500	$2.35	$2.17	6.99

The aggregate intrinsic value of the Company’s vested and exercisable options at February 28, 2021 was $692,490.

For the years ended February 28, 2021 and February 29, 2020, the Company recognized $47,633 and $90,305 in stock based compensation expense for the years then ended, respectively. Such amounts are included in general and administrative expenses on the statement of operations. Total compensation expense related to non-vested options not yet recognized as of February 28, 2021 was $185,000 and will be recognized on a straight-line basis through January 2024. The amount of future stock option compensation expense could be affected by any future option grants or by any forfeitures. During the year ended February 28, 2021, the Company had net settlement exercises of stock options, whereby, the optionee did not pay cash for the options but instead received the number of shares equal to the difference between the exercise price and the market price on the date of exercise. Net settlement exercises during the year ended February 28, 2021 resulted in 104,476 shares issued and 56,732 options cancelled in the settlement of shares issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

Determining the appropriate fair value of the stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and the expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected term of the options is estimated based on the Company’s historical exercise rate. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses its expected volatility of the price of the Company’s common stock based on historical activity. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

Fiscal Year Ended
	February 28, 2021	February 29, 2020
Expected life	5 - 8 years	1 - 8 years
Risk free interest rate	0.46% - 0.78%	1.58% - 2.05%
Expected volatility	48.88% - 58.63%	27.46% - 32.24%
Expected dividend yield	0%	0%

For the years ended February 28, 2021 and February 29, 2020, net income and earnings per share reflect the actual deduction for stock-based compensation expense. The impact of applying ASC 718 was $47,633 and $90,305 in additional compensation expense for the years then ended, respectively. Such amount is included in general and administrative expenses on the statement of operations. The expense for stock-based compensation is a non-cash expense item.

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 28,	February 29,
	2021	2020
Raw materials and subassemblies	$1,081,591	$967,089
Finished goods	786,785	752,999
Work in process	1,027,010	855,083
Total	2,895,386	2,575,171
Less: Allowance	(284,280)	(193,280)
Net inventories	$2,611,106	$2,381,891

31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

NOTE 6: BUILDINGS, EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Equipment, furnishings and leasehold improvements consist of the following:

	February 28,	February 29,
	2021	2020
Buildings	$2,250,000	$2,250,000
Laboratory equipment	1,399,826	1,418,903
Machinery and equipment	1,548,415	1,400,419
Leasehold improvements	642,671	632,021
Tradeshow and demonstration equipment	1,137,346	1,139,693
Furniture and fixtures	1,156,495	1,088,502
Totals	8,134,753	7,929,538
Less: Accumulated depreciation	(5,484,428)	(5,062,899)
	$2,650,325	$2,866,639

Depreciation expense for the years ended February 28, 2021 and February 29, 2020 was $427,650 and $390,082, respectively.

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 28,	February 29,
	2021	2020
Accrued compensation	$568,213	$585,875
Estimated warranty costs	565,700	339,275
Accrued commissions	127,342	332,745
Professional fees	100,559	74,492
Other accrued expenses	389,102	281,022
	$1,750,916	$1,613,409

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $1,500,000 revolving line of credit which accrues interest at the prime rate which was 3.25% at February 28, 2021 and 4.75% at February 29, 2020. The revolving credit line is collateralized by the Company’s accounts receivable and inventory. The revolving credit line is payable on demand and must be retired for a 30-day period, once annually. If the Company fails to perform the 30-day annual pay down or if the bank elects to terminate the credit line, the bank may, at its option, convert the outstanding balance to a 36-month term note with payments including interest in 36 equal installments.

As of February 28, 2021, $849,000 of the Company’s credit line was being utilized to collateralize letters of credit issued to customers that have remitted cash deposits to the Company on existing orders. The letters of credit expire at various times in the fiscal year ending February 28, 2022. As of February 28, 2021, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $651,000 as of February 28, 2021.

NOTE 9: LONG-TERM DEBT

Long-term debt consists of the following:

	February 28,	February 29,
	2021	2020
Note payable, bank, collateralized by land and buildings, payable in monthly installments of principal and interest of $16,358 through January 2024 with an interest rate of 4.15% and a 10-year term.	$—	$707,716

Note Payable, bank, unsecured, Paycheck Protection Program funding, initially scheduled to be payable in monthly installments of principal and interest of $56,370 through April 2022. Interest rate 1%. 2-year term. Under the terms of the CARE Act, forgiveness for all or a portion of the loan may be granted based upon use of the loan proceeds for eligible payroll and related payroll costs and other qualified expenses. The Company has applied for forgiveness of this obligation. Under the Paycheck Protection Program Flexibility Act, payments of principal and interest shall be deferred until the date that the Small Business Administration remits the forgiveness amount to the Company’s lender or determines that some or all of the PPP loan is not eligible for forgiveness. If all or a portion of the loan is not forgiven, the unforgiven balance and accrued interest shall be payable during the remainder of the term of the loan. This loan was forgiven in its entirety by the SBA in April 2021.	1,001,640	—

Total long-term debt	1,001,640	707,716
Due within one year	—	169,716
Due after one year	$1,001,640	$538,000

33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

NOTE 10: COMMITMENTS AND CONTINGENCIES

Other than the letters of credit discussed in Notes 3 and 8, the Company did not have any material commitments or contingencies as of February 28, 2021.

NOTE 11: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 21% to pre-tax income as follows:

	February 28,	February 29,
	2021	2020
Expected federal income tax	$283,052	$254,898
State tax, net of federal	27,102	19,758
Research and development tax credits	(105,320)	(213,521)
Permanent differences	12,719	29,632
Other	9,672	15,238
Income tax expense	$227,225	$106,005

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and projections for future taxable income over periods in which the deferred tax assets are deductible. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Management does not believe that there are significant uncertain tax positions in 2021. There are no interest and penalties related to uncertain tax positions in 2021.

The deferred tax asset and liability are comprised of the following:

	February 28,	February 29,
	2021	2020
Deferred tax asset
Inventory	$66,000	$41,000
Allowance for accounts receivable	13,000	15,000
Accrued expenses and other	181,000	94,000
Research tax credits	—	27,000
Deferred tax asset – Long Term	$260,000	$177,000

Deferred tax liability
Building and leasehold depreciation	(206,000)	(252,000)
Deferred tax liability – Long Term	$(206,000)	$(252,000)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

NOTE 12: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 28, 2021	February 29, 2020
Numerator for basic and diluted earnings per share	$1,120,642	$1,107,442

Denominator for basic earnings per share - weighted average	15,428,411	15,302,367

Effects of dilutive securities:
Stock options for employees, directors and outside consultants	243,842	56,721
Denominator for diluted earnings per share	15,672,253	15,359,088

Basic Earnings Per Share – Weighted Average	$0.07	$0.07

Diluted Earnings Per Share – Weighted Average	$0.07	$0.07

NOTE 13: CUSTOMER CONCENTRATIONS AND FOREIGN SALES

Export sales to customers located outside the United States and Canada were approximately as follows:

	February 28,	February 29,
	2021	2020
Asia Pacific (APAC)	4,171,000	4,817,000
Europe, Middle East, Asia (EMEA)	4,287,000	4,512,000
Latin America	1,220,000	1,520,000
	$9,678,000	$10,849,000

During fiscal 2021 and fiscal 2020, sales to foreign customers accounted for approximately $9,678,000 and $10,849,000, or 65% and 71% respectively, of total revenues.

The Company had three customers which accounted for 28% of sales during fiscal 2021. Two customers accounted for 64% of the outstanding accounts receivables at February 28, 2021.

The Company had three customers which accounted for 30% of sales during fiscal 2020. Three customers accounted for 67% of the outstanding accounts receivables at February 29, 2020.

35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

NOTE 14: SUBSEQUENT EVENTS

Paycheck Protection Program Loan

During fiscal 2021, the Company entered into a loan transaction pursuant to which the Company received proceeds of $1,001,640 (the “PPP Loan”) under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying companies and is administered by the U.S. Small Business Administration (the “SBA”).

The PPP Loan was evidenced by a promissory note (the “Note”), between the Company and M&T Bank (the “Bank”). The Note had a two-year term, accrued interest at the rate of 1.0% per annum, and was prepayable at any time without payment of any premium. No payments of principal or interest were due during the six-month period beginning on the date of the Note (the “Deferral Period”). Beginning on the seventh month following the date of the Note, the Company was required to make 18 monthly payments of principal and interest in the amount of $56,370.

Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loan granted under the PPP, with such forgiveness to be determined, subject to limitations, based on the use of the loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. However, at least 75 percent of the PPP Loan proceeds must be used for eligible payroll costs. The terms of any forgiveness may also be subject to further requirements in any regulations and guidelines the SBA may adopt.

The Company applied for forgiveness of the PPP Loan in December 2020. On April 1, 2021, the Company received notice from the Bank that the Bank had received confirmation from the SBA that the application for forgiveness of the PPP Loan had been approved. The loan forgiveness request in the amount of $1,001,640 was applied to the Company’s entire outstanding PPP Loan balance with the Bank.

Shareholder Information

Corporate Headquarters
Sono-Tek Corporation
Sono-Tek Industrial Park
2012 Route 9W
Milton, NY 12547 USA
845-795-2020
www.sono-tek.com

2021 Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00AM ET on August 19th, 2021 at Sono-Tek Corporation headquarters.

Investor Relations
Investors, stockbrokers, security analysts and others seeking information should contact:

Stephen J. Bagley, CPA
Chief Financial Officer
Sono-Tek Corporation
info@sono-tek.com

Stephanie Prince
PCG Advisory, Inc.
sprince@pcgadvisroy.com

Transfer Agent
For services such as reporting a change of address, replacement of lost stock certificates and changes in registered ownership, or for inquiries about your account, contact:

American Stock Transfer Company
6201 15th Ave.
Brooklyn NY 11219
www.amstock.com

Corporate Counsel
David M. Henkoff, Esq
Eilenberg & Krause LLP
11 East 44th Street
New York, NY 10017
www.eeklaw.com

Independent Accountants
Friedman LLP
100 Eagle Rock Avenue, Suite 200
East Hannover, NJ 07936

Executive Leadership
Christopher L. Coccio, PhD
Chairman and Chief Executive Officer

R. Stephen Harshbarger
President and Chief Operating Officer

Stephen J. Bagley, CPA
Chief Financial Officer

Robb Engle
Executive Vice President, Engineering

Bennett Bruntil
Vice President, Sales and Marketing

Chris Cichetti
Vice President, Applications Engineering

Board of Directors
Dr. Christopher L. Coccio
Chairman of the Board & Chief Executive Officer

R. Stephen Harshbarger
President and Chief Operating Officer

Dr. Joseph Riemer [2]
Consultant, Retired President and Vice President, Food Business Development, Sono-Tek Corporation

Philip Strasburg, CPA [1*, 2]
Former Partner, Anchin Block and Anchin, LLP

Carol O'Donnell [1]
Chief Executive Officer of Protege Partners, LLC

Dr. Donald Mowbray [2*]
Independent Science Consultant; Retired Director, Mechanical Engineering Laboratory, GE R&D Center

Eric Haskell, CPA [1]
Retired, Executive Vice President and Chief Financial Officer, SunCom Wireless Holdings, Inc.

1 Audit Committee
2 Compensation Committee
** Committee Chairman*

2021 Annual Report SONO•TEK Corporation

OTCQX: SOTK

SONO•TEK Corporation

2012 Route 9W • Milton, NY 12547 • 845.795.2020 • info@sono-tek.com • www.sono-tek.com